SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2017

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayer’s ID (CNPJ/MF) No. 01.545.826/0001-07

Corporate Registry ID (NIRE) No. 35.300.147.952

Publicly-held Company

MANAGEMENT PROPOSAL

EXTRAORDINARY SHAREHOLDERS’ MEETING

DECEMBER 20, 2017

at 10:00 a.m.

INDEX

I. Approve the Company’s Capital Increase	3
II. Additional Information and Where to Find this Information	4
Exhibit I – Capital Increase Information	5
Exhibit I.4 – Fiscal Council’s Report	13

GAFISA S.A.

Corporate Taxpayer’s ID (CNPJ/MF) No. 01.545.826/0001-07

Corporate Registry ID (NIRE) No. 35.300.147.952

Publicly-held Company

Dear Shareholders,

The Management of Gafisa S.A. (“Company” or “Gafisa”), presents herein its proposal (“Proposal”) for the matter of agenda of the Company’s extraordinary shareholders’ meeting to be held, on second call, on December 11, 2017, at 10 a.m. (“Meeting”).

I.                        Approve the Company’s Capital Increase

We propose the approval of the Company’s capital increase in the total amount of up to three hundred million Reais (R$300,000,000.00), and partial ratification is possible in case of subscription of, at least, two hundred million and ten Reais (R$200,000,010.00), by means of the issue, for private subscription, of at least, thirteen million, three hundred, thirty-three thousand, three hundred and thirty-four (13,333,334) and, at most, twenty million (20,000,000) non-par, registered, book-entry, new common shares, at a price per share of fifteen Reais (R$15.00) based on Article 170, Paragraph 1, item III of Law No. 6.404/76, of which one centavo of Real (R$0.01) per share shall be allocated to the capital stock and fourteen Reais and ninety-nine centavos (R$14.99) per share to the capital reserve, pursuant to Article 182, Paragraph 1, “a”, of Law No. 6.404/76 (“Capital Increase”).

The Capital Increase is part of the Company’s plans to strengthen cash and cash equivalents, reinforce its capital structure in view of the Company’s current level of indebtedness, as well as make feasible the Company’s strategic and operational positioning within this new cycle of real estate market.

Wishbone Management, LP , a shareholder of the Company, jointly with Conifer Capital Management, LLC, and investment funds under management of their affiliates (“Investors”), undertook to subscribe shares and any unsold shares, within the context of Capital Increase, by exercising their preemptive right and ensure the subscription of at least, two hundred million Reais (R$200,000,000.00), the amount to be effectively injected depending on the exercise of preemptive right and subscription of unsold shares by other shareholders of the Company. Investors’ subscription commitment is also subject to (i) postponement of the Company’s debts maturity in the amount of, at least, three hundred million Reais (R$300,000,000.00) to 2020 and 2021 and (ii) the lack of material adverse effects.

The information required by Article 14 of ICVM No. 481 are detailed in Exhibit I hereto.

II.                     Additional Information and Where to Find this Information

Documents provided for in CVM Instruction No. 481 were sent to Brazilian Securities and Exchange Commission – CVM, on this date, through the Periodic Information System (IPE), pursuant to Article 6 of referred Instruction and are available to Shareholders at the Company’s headquarters, at its Investor Relations website (www.gafisa.com.br/ri/), and at the websites of B3 S.A. – Brazil, Stock Exchange and OTC (www.b3.com.br) and Brazilian Securities and Exchange Commission (www.cvm.gov.br). Documents may be consulted and examined at the Company’s headquarters, and shareholders interested shall schedule date and hour of visit with the Investor Relations Department.

São Paulo, November 11, 2017.

The Management
Gafisa S.A.

exhibit I – capital increase information

(pursuant to Article 14 of ICVM 481)

1. Inform the increase and the new capital stock amounts.

The Company’s capital increase shall occur through the issue for private subscription of at least, thirteen million, three hundred, thirty-three thousand, three hundred and thirty-four (13,333,334) new common shares (“Minimum Subscription”) and, at most, twenty million (20,000,000) (“Maximum Subscription”) non-par, registered, book-entry, new common shares, at the issue price of fifteen Reais (R$15.00) per share based on Article 170, Paragraph 1, item III of Law No. 6.404/76 (“Brazilian Corporation Law”), of which one centavo of Real (R$0.01) per share shall be allocated to the capital stock account and fourteen Reais and ninety-nine centavos (R$14.99) per share to the capital reserve account, pursuant to Article 182, Paragraph 1, “a”, of Law No. 6.404/76 (“Capital Increase”).

If Minimum Subscription occurs, the global issue price shall be two hundred million and ten Reais (R$200,000,010.00) and the total amount of the Capital Increase shall be one hundred, thirty-three thousand, three hundred thirty-three Reais and thirty-four centavos (R$133,333.34), then the Company’s capital stock shall increase from current R$2,521,151,187.74, divided into 28,040,162 non-par, registered, book-entry common shares to two billion, five hundred, twenty-one million, two hundred, eighty-four thousand, five hundred, twenty-one Reais and eight centavos (R$2,521,284,521.08), divided into 41,373,496 non-par, registered, book-entry common shares.

On the other hand, if Maximum Subscription occurs, the global issue price shall be three hundred million Reais (R$300,000,000.00) and the total amount of Capital Increase shall be two hundred thousand Reais (R$200,000.00), then the Company’s capital stock shall increase to two billion, five hundred, twenty-one million, three hundred, fifty-one thousand, one hundred, eighty-seven Reais and seventy-four centavos (R$2,521,351,187.74), divided into 48,040,162 non-par, registered, book-entry common shares.

The new writing of the caput of article 5 of the Company’s Bylaws, reflecting the amount of the new capital stock and the new number of shares in which the Company´s capital is divided after the Capital Increase shall be appropriately defined when, once the Capital Increase has been approved by the Company's Board of Directors, the final amounts are known.

at shareholders’ general meeting, after the conclusion of all procedures related to the Capital Increase, the preemptive right and subscription of unsold shares.

2. Inform if increase shall occur by means of: (a) conversion of debentures or other debt instruments into shares; (b) exercise of subscription right or warrant; (c) capitalization of profits or reserves or (d) subscription of new shares.

The Capital Increase shall occur by means of private subscription of new common shares issued by the Company.

3. Explain, in detail, the reasons for increase and its legal and economic consequences.

The Capital Increase is part of the Company’s plans to strengthen cash and cash equivalents, reinforce its capital structure in view of the Company’s current level of indebtedness, as well as make feasible the Company’s strategic and operational positioning within this new cycle of real estate market.

4. Provide a copy of the Fiscal Council’s report, if applicable

A copy of the Fiscal Council’s report with its favorable opinion on the Capital Increase can be found at Exhibit I.4 hereto.

5. In case of capital increase by means of share subscription

(a)               Describe the allocation of funds:

The proceeds shall be allocated to reinforce the working capital, reduce current level of indebtedness, enhance the capital structure strength and invest in the Company’s landbank.

(b)              Inform the number of shares issued of each type and class.

At least, thirteen million, three hundred, thirty-three thousand, three hundred and thirty-four (13,333,334) new shares and at most, twenty million (20,000,000) non-par, registered, book-entry, new common shares shall be issued.

(c)               Describe the rights, advantages, and restrictions assigned to shares to be issued.

Shares to be issued shall confer to their holders the same full rights, advantages, and restrictions conferred by other common shares issued by the Company, as set forth in its Bylaws, inclusive as to receipt of dividends and/or interest on equity to be declared by the Company as of the date of their issue.

(d)              Inform if subscription shall be public or private.

Subscription shall be private.

(e)               If refers to private subscription, inform if related parties, as those defined by accounting standards dealing with this issue, will subscribe shares in the capital increase, specifying respective amounts, when these amounts are already known.

New shares may be subscribed by current shareholders of the Company in the exercise of their preemptive right, in accordance with their respective interest in the Company’s capital stock.

Observing Investors’ commitment to subscribe part of the shares issued within the Capital Increase described herein, any related party shall not be required to subscribe shares in the Capital Increase.

(f)                Inform the issue price of new shares or the reasons by which its definition shall be delegated to the Board of Directors, in cases of public offering.

The issue price of new shares shall be fifteen Reais (R$15.00) per share, based on Article 170, Paragraph 1, item III of Law No. 6.404/76.

(g)               Inform the par value of shares issued or, if referring to non-par shares, the issue price amount which is to be allocated to the capital reserve.

The new shares to be issued shall not have par value. Of the issue price of each new share: (i) one centavo of Real (R$0.01) per share shall be allocated to the capital stock account and (ii) fourteen Reais and ninety-nine centavos (R$14.99) shall be allocated to the capital reserve account, pursuant to Article 182, Paragraph 1, “a” of Law No. 6.404/76.

(h)              Provide Management’s opinion on the capital increase effects, especially referring to the dilution caused by such increase.

Management understands the capital increase is necessary in order to capture the market opportunities seen in the Company’s business segments, by investing in the Company’s landbank, besides reinforcing the working capital and reducing current level of indebtedness in light of further challenging macroeconomic scenario. An enhanced strength of capital structure also results from capital increase, generating value for entire base of the Company’s shareholders, inclusive those eventually not participating in the Capital Increase.

In this regard, Management believes that the justification for capital increase is of legitimate interest of the Company, the issue price was defined pursuant to applicable legal precepts (see item “i” below) and the Company’s shareholders have access to all the information necessary for their subscription decision.

(i)                Inform the calculation criterion for the issue price and justify, in detail, the economic aspects determining its selection.

The Issue Price of new shares was defined pursuant to Article 170, Paragraph 1, item III of the Brazilian Corporation Law, which takes into account the weighted average quote of shares traded at B3 S.A. – Brazil, Stock Exchange and OTC, within ten (10) business days prior to this present date, plus a premium of four centavos of Real (R$0.04) per share.

The criterion used was considered by the Company’s Management as the most appropriate to establish the issue price, as it avoids the unjustified dilution of current shareholders of the Company.

(j)                If issue price has been determined with premium or discount in relation to the market value, identify the reason for premium or discount and explain how it was determined.

Price was defined based on the weighted average of share trades in the last 10 business days of the trading sessions. The criterion adopted was considered by the Company’s Management as the most appropriate to establish the issue price, as it avoids the unjustified dilution of current Company’s shareholders and is compatible with the market practices for operations of this nature.

The issue price was determined with premium to adjust any share depreciation due to the Company’s leverage. The premium determined also aims at unlocking amount in the short term for shareholders suffering dilution as a result of capital increase.

(k)              Provide a copy of all reports and studies subsidizing the determination of issue price.

The issue price was exclusively determined based on the criteria mentioned above. No report and/or studies have been issued to define the issue price.

(l)                Inform the quote of each type and class of the Company’s shares on the markets these are traded, identifying:

(i)                Minimum, average and maximum quote each year, in the last three years1.

Minimum	Average	Maximum
R$9.93	R$27.53	R$40.04

(ii)              Minimum, average and maximum quote each quarter, in the last two years2.

Quarter	Minimum	Average	Maximum
3Q2017	R$10.42	R$11.96	R$14.60
2Q2017	R$9.93	R$16.26	R$28.79
1Q2017	R$25.35	R$31.92	R$36.00
4Q2016	R$24.81	R$30.36	R$40.04
3Q2016	R$26.56	R$30.56	R$35.46
2Q2016	R$23.46	R$28.90	R$36.14
1Q2016	R$28.20	R$32.60	R$37.99
4Q2015	R$26.61	R$33.05	R$36.40

(iii)           Minimum, average and maximum quote each month, in the last six months.

Month	Minimum	Average	Maximum
October/2017	R$13.30	R$14.52	R$15.20
September/2017	R$11.55	R$12.84	R$14.60
August/2017	R$11.29	R$11.80	R$12.75
July/2017	R$10.42	R$11.30	R$12.25
June/2017	R$9.93	R$10.73	R$11.35

(iv)            Average quote of last 90 days3.

1 Base date: 11/01/2014. Adjusted for reverse split and dividends, not adjusted for Tenda separation

2 Adjusted for reverse split and dividends, not adjusted for Tenda separation

Average: R$13.15

(m)            Inform the share issue prices in capital increases made over the last three years.

Not applicable, since capital has not been increased over the last three years.

(n)              Submit percentage of potential dilution resulting from the issue.

Considering that the Company’s shareholders shall be entitled to preemptive right in the subscription of new shares, if shareholders fully exercise their preemptive rights, the Capital Increase shall not result in any dilution of current shareholders.

If shareholders decide not to exercise their preemptive right in the subscription of new shares, the potential dilution resulting from the Capital Increase, considering the subscription of minimum and maximum amounts of the Capital Increase shall be 32.2% and 41.6%, respectively.

(o)               Inform the terms, conditions and how shares issued will be subscribed and fully paid.

Holders of the Company’s shares shall be entitled to preemptive right in the subscription of new shares, may subscribe or assign their preemptive right so that third parties subscribe amount of shares proportional to these shareholders’ equity interest in the Company.

The term to exercise the preemptive right shall be 30 consecutive days (“Initial Period of Preemptive Right”), and may be extended by decision of the Board of Directors, as long as notice to shareholders is published informing on such extension.

Payment of new shares shall be made upon their subscription, in cash.

Shares issued by the Company acquired as of December 12, 2017, inclusive, shall not be entitled to preemptive right by acquiring shareholder, and shall be traded “ex” subscription rights.

Observing the procedures set out by Itaú Unibanco S.A. (“Itaú”), the financial institution in charge of bookkeeping of shares issued by the Company and B3 S.A. – Brazil, Stock Exchange and OTC (“B3”), the right to subscription may be exercised as of the commencement of Initial Period of Preemptive Right by shareholders, or by assignees of preemptive right for subscription, and those shareholders with shares held under the custody of B3 shall exercise it through their custody agent and those shareholders registered at Itaú by means of (i) execution of applicable documents in any Itaú’s branch and (ii) payment of subscription price and the completion of respective subscription list.

Since the subscription right cannot be exercised by holders of the American Depositary Shares (“ADSs”) program, Citibank N.A., in its capacity as depositary institution of the Company’s ADSs program, shall endeavor reasonable commercial efforts to sell the

3 Base date: 08/01/2017.

Preemptive Rights assigned to the holders of ADSs, distributing the proceeds obtained with the sale amongst ADSs holders as provided for in the ADSs Deposit Agreement.

Additional information on the Initial Period of Preemptive Right shall be disclosed by the Company by means of a notice to shareholders to be appropriately disclosed.

(p)              Inform if shareholders shall have preemptive right to subscribe the new shares issued and detail the terms and conditions to which such right is subject.

The Company’s shareholders shall be entitled to preemptive right to subscribe new shares, pursuant to Article 171 of Law No. 6.404/76, based on the shareholders’ equity interest at the closing trading session of B3 on the date of the Extraordinary Shareholders’ Meeting to resolve on the Capital Increase.

In view of current ownership structure of the Company, each common share shall confer to its holder the right to subscribe 0.7388849 common shares issued in the Capital Increase.

Since the subscription right cannot be exercised by holders of the ADSs program, Citibank N.A., in the capacity as the depositary institution of the Company’s ADSs program, shall endeavor reasonable commercial efforts to sell the Preemptive Rights assigned to the holders of ADSs, distributing the proceeds obtained with the sale amongst the holders of ADSs as provided for in the ADSs Deposit Agreement.

(q)              Inform the Management’s proposal for the treatment of any unsold shares.

After the end of Initial Period of Preemptive Right, in case of unsubscribed shares, shareholders or assignees of preemptive rights who expressed their interest in booking unsold shares in the respective subscription list shall have a term, to be established in notice to shareholders on the unsubscribed shares after the Initial Period of Preemptive Right, to subscribe these unsold shares, by means of the signature of a new subscription list (“First Additional Period of Preemptive Right”).

After the end of the First Additional Period of Preemptive Right, in case of any unsubscribed shares, shareholders or assignees of preemptive rights who expressed their interest in booking unsold shares in the respective subscription list shall have a new term, to be defined in notice to shareholders on the unsold shares, after the First Additional Period of Preemptive Right, to subscribe these unsold shares, by means of the signature of a new subscription list (“Second Additional Period of  Preemptive Right”).

Additional information on the First Additional Period of Preemptive Right and on the Second Additional Period of Preemptive Right shall be disclosed by the Company, by means of notice to shareholders, after the end of Initial Period of Preemptive Right and the First Additional Period of Preemptive Right, respectively.

(r)               Describe in detail the procedures to be adopted, if partial ratification of capital increase can be estimated.

If full subscription of Capital Increase is not materialized until the end of the Second Additional Period of Preemptive Right, the Board of Directors, provided that the Minimum Subscription is achieved, may partially ratify the Capital Increase.

In this assumption, the unsubscribed shares after the end of the Second Additional Period of Preemptive Right shall be canceled and the Board of Directors will definitively ratify the Capital Increase, observing the conditions and the procedures foreseen below.

In the assumption of partial ratification of the Capital Increase, additional term shall not be granted for reconsideration of subscription decision. The underwriter, however, shall be entitled to subscription right conditioned to the Capital Increase. Therefore, the underwriter, upon subscription, shall indicate if, once implemented the condition foreseen, intends to receive (i) 100% of shares subscribed by him or (ii) the amount corresponding to the ratio between the total number of shares effectively subscribed and the maximum number of shares originally approved to be issued in the Capital Increase, assuming, in the lack of manifestation, the underwriter’s interest in receiving all subscribed shares.

The underwriter whose condition for subscription foreseen in respective subscription list is not implemented, shall receive the amount fully paid by him, without monetary adjustment, fully or partially, as per option indicated in the respective subscription list.

(s)               If share issue price is, fully or partially realized in assets (i) Submit full description of the assets; (ii) Clarify the ratio between the assets incorporated into the company’s equity and their corporate purpose; and (iii) Provide a copy of the valuation report on the assets, if available;

Not applicable.

6. In case of capital increase by means of capitalization of profits or reserves

Not applicable.

7. In case of capital increase by conversion of debentures or other debt instruments into shares or by exercise of warrants

Not applicable.

8. The provisions of items 1 to 7 of this Exhibit shall not apply to the capital increases deriving from stock option plan, in this case, issuer shall inform: (a) the date of the shareholders’ general meeting when the stock option plan was approved; (b) the capital increase and new capital stock amounts; (c) the number of shares issued of each type and class; (d) the issue price of new shares; (e) the quote of each type and class of shares of the issuer on the markets these are traded, identifying: (i) the minimum, average and maximum quote each year in the last three years, (ii) the minimum, average and maximum quote each quarter in the last two years, (iii) the minimum, average and maximum quote each month in the last six months; and (iv) the average quote of the last 90 days; and (f) the percentage of potential dilution resulting from the issue.

Not applicable.

** ** **

exhibit I.4 – fiscal council’s report

GAFISA S.A.

CNPJ/MF n° 01.545.826/0001-07
NIRE 35.300.147.952

Publicly-held Company

Fiscal Council Report

Under the terms of discussions maintained at the meeting held on this date, the Fiscal Council of Gafisa S.A., in the exercise of its legal and statutory duties, in compliance with provisions of Article 163, III and Paragraph 3 of Law No. 6.404/76, gives its favorable opinion on the approval by the Company’s shareholders, at the Extraordinary Shareholders’ Meeting, of proposal to increase the Company’s capital approved at the Board of Directors’ Meeting held on this date, in the total amount of up to three hundred million Reais (R$300,000,000.00), and partial ratification is possible in case of subscription of, at least, two hundred million and ten Reais (R$200,000,010.00), by means of the issue for private subscription of at least, thirteen million, three hundred, thirty-three thousand, three hundred and thirty-four (13,333,334) and, at most, twenty million (20,000,000) non-par, registered, book-entry, new common shares, at a price per share of fifteen Reais (R$15.00) based on Article 170, Paragraph 1, item III of Law No. 6.404/76, of which one centavo of Real (R$0.01) per share shall be allocated to the capital stock and fourteen Reais and ninety-nine centavos (R$14.99) per share to the capital reserve, pursuant to Article 182, Paragraph 1, “a”, of Law No. 6.404/76.

São Paulo, November 9, 2017.

Laiza Fabiola Martins de Santa Rosa	Peter Edward Cortes Marsden Wilson
Olavo Fortes Campos Rodrigues Junior

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 11, 2017

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer